(Translation)

Written Oath Regarding Timely Disclosure

February 25, 2005

To:       Mr. Takuo Tsurushima
             President & CEO
             Tokyo Stock Exchange, Inc.

President & COO
Advantest Corporation
1-32-1 Asahi-cho,
Nerima-ku, Tokyo

Advantest Corporation, hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the attached document, in order to conduct prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

(Translation)

Corporate Structure and Procedures Regarding
Timely Disclosure of Corporate Information
(Attachment to Written Oath Regarding Timely Disclosure)

February 25, 2005

Company Name: Advantest Corporation
(Stock Code Number: 6857, TSE First Section)

        Our corporate structure and procedures regarding timely disclosure of corporate information is as follows:

   (Overview of Disclosure Controls)

        Advantest has established a Disclosure Committee to ensure the accurate, fair and timely disclosure of information required by regulations of the Securities and Exchange Law and applicable rules of Tokyo Stock Exchange such as the “Rules Relating to Timely Disclosure of Corporate Information by Issuers of Listed Securities”

        Information concerning events and decisions made by Advantest and its affiliates as well as financial information managed by the Accounting Department are collected by the Disclosure Monitor that consists of members of Accounting, Finance, Legal, and IR Departments.

        A determination of timely disclosure of the information collected by the Disclosure Monitor is made by the information manager. Based on that determination, such information is disclosed, through the Disclosure Committee and the Board of Directors. Information requiring immediate disclosure may, at the discretion of the information manager, be disclosed more expediently by obtaining approval from the CEO, COO and CFO.

        The role of the Disclosure Committee is to; (1) evaluate the materiality of information to be disclosed; (2) oversee the preparation of information to be disclosed to third parties; (3) establish controls and procedures for disclosure; (4) monitor and evaluate the effectiveness of such controls and procedures and (5) report directly to the CEO, COO and CFO regarding all necessary aspects of disclosure.

        With respect to periodic filings such as the Yuka Shouken Houkoku-sho filed with the Kanto Local Finance Bureau and the annual reports on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission, Advantest implemented disclosure controls and procedures based on Section 302 of the Sarbanes-Oxley Act of 2002 by establishing the Disclosure Committee, because Advantest shares are listed on the New York Stock Exchange. The effectiveness of such disclosure controls and procedures has been evaluated and certified by the CEO, COO and CFO of Advantest. In addition, Advantest’s disclosure controls and procedures are enhanced by having outside counsel involved with the preparation of periodic filings and financial statements are audited by independent auditors.

        To ensure that all significant financial and non-financial disclosure are properly made, Advantest implemented the “Advantest Behavior Norms” in July 1999, promoting integrity and social responsibility in its business activities and committing to social responsibility. In June 2004, the “Code of Ethics for Officers” was implemented and expressed that the officers will act with integrity and conduct business ethically. Furthermore, the “Internal Controls Committee” was established to achieve three goals: (1) efficacy and efficiency of business management; (2) reliability of financial reporting and (3) compliance with laws and regulations.

        Advantest ensures timely and proper disclosure in the manner described above.

End